02021753

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAY 2 4 2002 SEC PROCESSING SECTION WASH. D.C. 154

SEC FILE NUMBER
8- 49337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

TK 5/31/02

REPORT FOR THE PERIOD BEGINNING April 1, 2001 AND ENDING March 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS FINANCIAL & INSURANCE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Corporate Park Drive, Suite 100
(No. and Street)

Irvine, California 92606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Knoles 800-326-5433x108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 3 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Lisa Knoles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPS Financial & Insurance Services, Inc., as of March 31, 2002, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY L. STRICHART
COMM. #1296849
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Exp. Mar. 11, 2005

Lisa Knoles
Signature

FINOP
Title

Tracy L. Strichart
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - MARCH 31, 2002

CPS FINANCIAL & INSURANCE SERVICES, INC.
9 Corporate Park Drive, Ste. 100
Irvine, CA 92606

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. (the Company) as of March 31, 2002 and related statements of operations, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the United States generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of March 31, 2002 and the results of its operations, cash flows and changes in shareholder's equity for the year then ended in conformity with United States generally accepted accounting principles.

George Brenner, CPA
George Brenner
Los Angeles, California
May 6, 2002

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Cash		
Checking	$	95,164
Money Market		3,000
		98,164
Securities at Market Value		10,266
Accounts receivable		3,464
Property and equipment net of depreciation of $780		2,027
Organization costs, net of amortization of $4,392		2,923
NASD warrants		20,100
TOTAL ASSETS	$	136,944

LIABILITIES AND SHAREHOLDER'S DEFICIENCY

LIABILITIES		
Accounts payable - due parent company	$	57,500
Accrued liabilities - interest		4,083
Accrued Income Taxes		0
TOTAL LIABILITIES		61,583
Subordinated loans payable		60,000
SHAREHOLDER'S EQUITY		
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)		6,000
Contributed Capital		1,000
Retained earnings		8,361
TOTAL SHAREHOLDER'S EQUITY		15,361
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	136,944

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED MARCH 31, 2002

REVENUES		
Commissions	$	114,417
Mark to Market - Securities		(5,428)
Other		45,107
Interest		76
TOTAL REVENUES	$	154,172
EXPENSES		
Management charges	$	106,640
Depreciation and amortization		893
Dues and subscriptions		1,800
Commission expense		10,074
Interest expense		2,333
Professional services		4,791
Rent		6,000
Taxes and licenses		18,305
Telephone		2,400
All other		200
TOTAL OPERATING EXPENSES		153,436
(INCOME) BEFORE TAX PROVISION		736
(INCOME TAX PROVISION) BENEFIT		800
NET INCOME (LOSS)	$	(64)

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY
FOR THE YEAR ENDED MARCH 31, 2002

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total Deficiency
Balance, March 31, 2001	6,000	$ 6,000	$ 1,000	$ 8,425	$ 15,425
Net Income (Loss)				(64)	(64)
Balance, March 31, 2002	6,000	$ 6,000	$ 1,000	$ 8,361	$ 15,361

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

Cash Flows from Operating Activities:		
Net income (loss)	$	(64)
Depreciation and amortization		893
Unrealized depreciation		5,328
Changes in operating assets and liabilities:		
Accounts receivable		(3,464)
Income tax refund		11,369
Accounts payable - due parent company		(57,500)
Accrued liabilities - interest		79
Net cash provided (used) in operating activities		(43,359)
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Subordinated loans		24,973
		24,973
Net increase (decrease) in cash		(18,386)
Cash at beginning of year		116,550
Cash at end of year	$	98,164

SUPPLEMENTAL INFORMATION

Interest paid	$	2,254
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002

NOTE 1 - NATURE OF BUSINESS

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of CPS Insurance Services, is a wholesaler of variable insurance products to other NASD Regulation member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The Company will only act as a wholesaler of variable insurance products to other NASD Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Organization Costs - Organization costs are carried at cost and are amortized over five years.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The income tax provision benefit (all current) is comprised as follows:

State	(800)
Federal	0
	$ (800)

NOTE 3 - SUBORDINATED LOANS PAYABLE

The $60,000 unsecured subordinated loans payable are due to the corporate shareholder (Parent Company) on April 30, 2002, May 30, 2004 and November 30, 2004 in notes of $20,00 each with interest at 5% per annum (see page 11). Appendix D of SEC Rule 15x3-1 requires the prior written approval of the NASD before any prepayment of the subordinated agreement can be made.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness whichever is greater as defined under such provisions. See page 8 for the computation of net capital.

NOTE 5 - RELATED PARTY

The Company's parent paid $106,640 of the Company's expenses, principally management charges of $100,000. The entire accounts payable, $57,500, at March 31, 2002 is due to the parent company.

Because of the nominal loss ($64) there is no Federal income tax. The Company's entire Federal net operating loss (NOL) was used up in fiscal year March 31, 2001. There is a minimum state tax of $800 and a state NOL carryforward of $13,315.

CPS FINANCIAL & INSURANCE SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
MARCH 31, 2002

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	15,361
Add allowable subordinated debt		60,000
Nonallowable assets - schedule attached		(28,514)
Haircuts - schedule attached		(1,536)
NET CAPITAL	$	45,311
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.66% of net aggregate indebtedness	$	4,106
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	500
EXCESS CAPITAL	$	40,311
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	39,153
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of subordinated loans	$	61,583
Percentage of aggregate indebtedness to net capital		140%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	46,477
Adjustment - Accrued interest		(1,166)
NET CAPITAL PER AUDITED REPORT	$	45,311

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
NON-ALLOWABLE ASSETS
MARCH 31, 2002

NON-ALLOWABLE ASSETS		
Accounts receivable	$	3,464
Furniture and equipment		2,027
Organization costs		2,923
NASD warrants		20,100
	$	28,514

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
HAIRCUT CALCULATION
AS OF 3/31/02

Schwab Money Market Fund	$ 30.74	2%	$ 0.61
Total Stocks @ Market Value	$10,235.10	15%	1,535.27
Total Haircut			$1,535.88

See Accompanying Notes to Financial Statements

CPS FINANCIAL & INSURANCE SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
MARCH 31, 2002

	Beginning of Year	Additions	Reductions	End of Year
FH & Company Insurance Marketing dated February 6, 1998 due April 30, 2001 interest at 5%	$ 3,000	$	$3,000	$ 0
CPS Insurance Services, Inc. dated November 30, 2001 due November 30, 2004 interest at 5%	0	20,000	0	20,000
CPS Insurance Services, Inc. dated May 31, 2001 due May 30, 2004 interest at 5%	0	20,000	0	20,000
FH & Company Insurance Marketing dated July 15, 1998 due July 15, 2001 interest at 5%	8,027		8,027	0
FH & Company Insurance Marketing dated May 29, 1998 due May 29, 2001 interest at 5%	1,000		1,000	0
FH & Company Insurance Marketing dated February 6, 1998 due April 20, 2001 interest at 5%	3,000		3,000	0
FH & Company Insurance Marketing dated April 22, 1999 due April 30, 2002 Interest at 5%	20,000	0		20,000
Total	$35,027	40,000	$15,027	$ 60,000

See Accompanying Notes to Financial Statements

<u>PART II</u>

CPS FINANCIAL & INSURANCE SERVICES, INC.

STATEMENT OF INTERNAL CONTROL

MARCH 31, 2002

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

In planning and performing my audit of the financial statements of CPS Financial & Insurance Services, Inc. (hereafter referred to as the "Company") for the year ended March 31, 2002. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of March 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, CPA
Los Angeles, California
May 6, 2002